Exhibit 3.98

RT SOUTH FLORIDA, INC.

ARTICLES OF INCORPORATION

I.

The name of the Corporation is:

RT South Florida, Inc.

II.

The Corporation shall have authority to issue 1,000 shares of Common Stock having a par value of $.01 per share.

III.

The initial registered office of the Corporation shall be at Suite 660, 100 Peachtree Street, Atlanta, Georgia 30303 in Fulton County. The initial registered agent of the Corporation at such address shall be Corporation Service Company.

IV.

The name and address of the incorporator is: Thomas R. McNeill

Powell, Goldstein, Frazer & Murphy LLP Sixteenth Floor

191 Peachtree Street, N.E. Atlanta, Georgia 30303

V.

The mailing address of the initial principal office of the Corporation is 4721 Morrison Drive, Mobile, Alabama 36609.

VI.

No director shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director imposed by Section 14-2-832 of the Georgia Business Corporation Code; or (d) any transaction from which the director derived an improper personal benefit.

VII.

Any action required by law or by the Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation, and any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Notice of such action without a meeting by less than unanimous written consent shall be given within ten (10) days of the taking of such action to those shareholders of record on the date when the written consent is first executed and whose shares were not represented on the written consent.

VIII.

The Corporation shall indemnify its officers and directors and advance or reimburse expenses incurred to the fullest extent permitted under the Georgia Business Corporation Code. Such indemnification and advancement or reimbursement of expenses shall not be deemed exclusive of any additional indemnification that the Board of Directors may deem advisable or of any rights to which those indemnified may otherwise be entitled. The Board of Directors of the Corporation may determine from time to time whether and to what extent to maintain insurance providing indemnification for officers and directors and such insurance need not be limited to the Corporation’s power of indemnification under the Georgia Business Corporation Code.

IX.

The Corporation will make the request for publication of a notice of filing of the Articles of Incorporation and payment therefor as required by Section 14-2-201.1(b) of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the. undersigned has executed these Articles of Incorporation as of this 9th of June, 1997.

/s/ Thomas R McNeill
Thomas R. McNeill, Incorporator